EX-99.(A)(6)

                                                                        Contact:
                                                                   Paul V. Maier
                                                                  (858) 550-7573

              LIGAND RECEIVES $13.9 MILLION FROM EXCHANGE OFFER FOR
                                CERTAIN WARRANTS

              -- Strengthens Cash and Net Shareholders' Equity --

     SAN DIEGO, CA -- December 21, 1999 -- Ligand Pharmaceuticals Incorporated (Nasdaq: LGND) announced today that the company received net proceeds of $13.9 million from the completion of its offer to exchange warrants (Nasdaq: LGNDW) to purchase shares of Ligand common stock tendered with cash payments of $7.12 per warrant (representing the exercise price for such warrants) for shares of Ligand common stock and $1.12 per warrant. The offer expired at 12:01 a.m. New York City time on December 18, 1999.

     Approximately 2.3 million warrants were exercised pursuant to the offer, resulting in net proceeds to the Company of approximately $13.9 million. Ligand will use net proceeds from the exchange offer to fund working capital needs associated with the expanding commercialization of Ligand's products.

     "We are pleased with the results of the exchange offer, which was accepted by holders of approximately two-thirds of the outstanding warrants. We believe that the exchange of the warrants in connection with the offer is consistent with our long-term financing strategy and the least dilutive and lowest cost of capital alternative available to us to achieve our objectives," said Paul Maier, Ligand Senior Vice President and Chief Financial Officer. "We have strengthened our year-end cash, balance sheet and net equity as well as positioned the Company for an increase in other income for our goal of profitability in 2000."

     The warrants were originally issued through a Ligand / Allergan Ligand Retinoid Therapeutics, Inc. (ALRT) public offering in 1995 of 3.25 million units at $10.00 each. Each unit included one share of callable common stock of ALRT and two warrants (total warrants of 6.5 million), each warrant to purchase one share of Ligand common stock at an exercise price of $7.12. As of December 20, 1999, approximately 1.3 million of these warrants remain outstanding. Unexercised warrants will expire on June 3, 2000.

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LIGAND PHARMACEUTICALS INCORPORATED

     Ligand Pharmaceuticals Incorporated discovers, develops and markets new drugs that address critical unmet medical needs of patients in the areas of cancer, skin diseases, and men's and women's hormone-related diseases, as well as osteoporosis, metabolic disorders and cardiovascular and inflammatory diseases. Ligand's first two drugs -- Panretin(R) gel and ONTAK(R) -- were approved for marketing in the U.S. in early 1999 and are being marketed through its specialty cancer and HIV-center sales force in the U.S. Two drugs -- Targretin(R) capsules and Targretin(R) gel -- are currently under review by the U.S. Food and Drug Administration for marketing approval in the U.S., and two additional oncology-related products -- Morphelan(TM) (licensed from Elan) and Panretin(R) capsules -- are in late-stage development. Ligand's proprietary drug discovery and development programs are based on its leadership position in gene transcription technology, primarily related to Intracellular Receptors (IR) and Signal Transducers and Activators of Transcription (STATs).

     This news release may contain certain forward-looking statements by Ligand and actual results could differ materially from those described as a result of factors including but not limited to the following. There can be no assurance that Ligand will achieve its goal of profitability in 2000; that final clinical results will be supportive of regulatory approvals required to market products; that regulatory filings will be made in a timely manner; that regulatory approvals will be received in a timely manner or at all; or that there will be a market for any approved product. Additional information concerning these and other factors affecting Ligand's business can be found in press releases as well as in Ligand's public periodic filings with the Securities and Exchange Commission. Public information on Ligand Pharmaceuticals Incorporated is available on our web site at http://www.ligand.com. Ligand disclaims any intent or obligation to update these forward-looking statements beyond the date of this release.

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     Panretin(R) and Targretin(R) are registered trademarks of Ligand
Pharmaceuticals Incorporated, and ONTAK(R) is a registered trademark of Seragen, Inc., a wholly owned subsidiary of Ligand.

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